November 6, 2018

Jeremiah Silkowski
Chief Executive Officer
SQN Alternative Investment Fund III, L.P.
100 Wall Street, 28th Floor
New York, NY 10005

       Re: SQN Alternative Investment Fund III, L.P.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 29, 2018
           File No. 333-166195

Dear Mr. Silkowski:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Exhibits, Financial Statement Schedules
(b) Listing of Exhibits, page 44

1. Please amend your filing to include the certification of your Chief Financial Officer pursuant to Securities Exchange Act of 1934 Rule 13a-14(a) or 15d-14(a) pertaining to section 302 of The Sarbanes-Oxley Act of 2002 (exhibit 31) and pursuant to Securities
      Exchange Act of 1934 Rule 13a-14(b) or 15d-14(b) pertaining to 18 U.S.C.
Section 1350,
      as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (exhibit 32). This comment is also applicable to your quarterly reports for the quarters ended March 31 and
      June 30, 2018.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
 Jeremiah Silkowski
SQN Alternative Investment Fund III, L.P.
November 6, 2018
Page 2

absence of action by the staff.

        You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence
Tracie Mariner, Staff Accountant, at (202) 551-3744 or, Terence O'Brien, Accounting Branch
Chief, at (202) 551-3355 with any questions.



                                                         Sincerely,
FirstName LastNameJeremiah Silkowski
                                                      Division of Corporation
Finance
Comapany NameSQN Alternative Investment Fund III, L.P.
                                                      Office of Manufacturing
and
November 6, 2018 Page 2                               Construction
FirstName LastName